[Gibson, Dunn & Crutcher LLP Letterhead]

August 15, 2006

(212) 351-4078	22872-00001

(212) 351-6203

Michael K. Pressman, Esq.

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Delcath Systems, Inc. PREC 14A filed on August 7, 2006 Additional soliciting materials filed August 7, 2006 File No. 001-16133

Dear Mr. Pressman:

On behalf of Delcath Systems, Inc. (the “Company”), we hereby submit the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) on the Company’s Preliminary Consent Revocation Statement, filed with the United States Securities and Exchange Commission ("Commission") on August 7, 2006 (the “Preliminary Consent Revocation Statement”).

Reference is made to your letter, dated August 10, 2006 (the “Comment Letter”), setting forth the Staff’s comments regarding the above referenced documents. The headings and numbered paragraphs in this letter correspond to the original headings and numbered paragraphs in the Comment Letter. For ease of reference, we have repeated the Staff’s comments in bold text preceding each of our responses.

United States Securities and Exchange Commission

August 14, 2006

1.

We note that additional soliciting materials filed on August 7th, 2006 were filed with the EDGAR tag “PRE 14C.” Please note that you should have filed the materials under the header tag “DEFA14A.” Please utilize appropriate header tags with subsequent filings.

On August 7, 2006, the Company re-filed the additional soliciting materials originally filed with the EDGAR tag “PRE14C” under the correct header tag “DEFA14A.” The Company has updated its procedures to ensure that appropriate header tags will be utilized in subsequent filings.

PREC14A filed August 7, 2006

2.

Refer to the statements in your documents that you believe Laddcap’s intention is to facilitate a sale of the company to bolster the returns of the hedgefund. It does not appear that you can provide reasonable factual support for this assertion about Laddcap’s state of mind. Please advise or avoid this type of statement in future soliciting materials. Note that adding the phrase “we believe” does not sufficiently address our concerns.

The Company has amended its disclosure to remove references to Laddcap’s desire to “bolster the returns” of its hedgefund. Please see pages 2, 4 and 10 of the Preliminary Consent Revocation Statement.

3.

We note your statement that “Laddcap has not disclosed what arrangements, if any, it has with Mr. Foltz.” Please note that in the “Participants” section of Laddcap’s PREC14A, Laddcap states that Mr. Foltz does not have any arrangements regarding future employment or relating to future transactions. Please advise.

As you are probably aware, on August 14, 2006, Laddcap filed a revised preliminary consent statement where it disclosed the terms of certain arrangements between Laddcap and Mr. Foltz. The Company is gratified that Laddcap has finally disclosed these arrangements with Mr. Foltz, which include a consulting arrangement, Laddcap’s agreement to reimburse Mr. Foltz for certain litigation expenses and the potential future employment of Mr. Foltz at Delcath in the event of the departure of the Company’s current management. We have revised our disclosure appropriately.

We note the Company issued a press release on August 14, 2006, filed on form DEFA14A, where the Company identified additional material information that Laddcap has not disclosed about his nominees, and which Laddcap’s revised preliminary consent revocation statement does not address.

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United States Securities and Exchange Commission

August 14, 2006

Should you have any questions concerning our responses, please call me at (212) 351-4078.

Very truly yours,

/s/ SCOTT A. KISLIN

Scott A. Kislin

cc:	M.S. Koly
Delcath Systems, Inc.
1100 Summer Street, 3rd Floor
Stamford, CT 06905